UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Tutor Perini Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

901109 108

(CUSIP Number)

Ronald N. Tutor

Tutor Perini Corporation
15901 Olden Street
Sylmar, California 91342
(818) 362-8391

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 901109 108	SCHEDULE 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
RONALD N. TUTOR

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,173,120
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,173,120
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,706,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 901109 108	SCHEDULE 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) THE RONALD N. TUTOR SEPARATE PROPERTY TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,173,120
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,173,120
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,173,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 901109 108	SCHEDULE 13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) RONALD N. TUTOR 2009 DYNASTY TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,533,255
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,533,255
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,533,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 901109 108	SCHEDULE 13D	Page 5 of 8

Introduction

This Amendment No. 15 (this “Amendment”) amends and supplements the information set forth in Schedule 13D that was originally filed on September 18, 2008, (the “Schedule 13D”) as amended by Amendment No. 1 previously filed on March 19, 2010, as amended by Amendment No. 2 previously filed on June 11, 2010, as amended by Amendment No. 3 previously filed on September 16, 2010, as amended by Amendment No. 4 previously filed on September 20, 2010, as amended by Amendment No. 5 previously filed on December 2, 2010, as amended by Amendment No. 6 previously filed on March 18, 2011, as amended by Amendment No. 7 previously filed on May 20, 2011, as amended by Amendment No. 8 previously filed on June 7, 2011, as amended by Amendment No. 9 previously filed on August 18, 2011, as amended by Amendment No. 10 previously filed on August 26, 2011, as amended by Amendment No. 11 previously filed on September 16, 2011, as amended by Amendment No. 12 previously filed on December 6, 2011, as amended by Amendment No. 13 previously filed on March 6, 2012 and as amended by Amendment No. 14 previously filed on March 21, 2012 relating to the beneficial ownership of shares of Common Stock by Ronald N. Tutor, the Ronald N. Tutor Separate Property Trust, a California Trust (the "SPT") and the Ronald N. Tutor 2009 Dynasty Trust (the "DT").  Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

This Amendment relates to the disposition of 481,200 shares of Common Stock by the SPT between June 11, 2012 and September 19, 2012 and the acquisition of 150,000 shares of Common Stock by the SPT on May 29, 2012.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

The following information hereby is added to the existing disclosure:

Between June 11, 2012 and September 19, 2012, the SPT disposed of 481,200 shares of Common Stock resulting in a decrease of shares of Common Stock beneficially owned by Mr. Tutor by an identical amount.  On May 29, 2012 the SPT also acquired 150,000 shares of Common Stock resulting in an increase of shares of Common Stock beneficially owned by Mr. Tutor by an identical amount.

Other than as described in this Schedule 13D, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer

Item 5 hereby is replaced in its entirety with the following:

The following information is based on a total of 47,556,056 shares of Common Stock outstanding as of  August 1, 2012, as reported by the Issuer in the Quarterly Report on Form 10-Q filed by the Issuer on August 7, 2012.

CUSIP No. 901109 108	SCHEDULE 13D	Page 6 of 8

(a), (b)

As of the date hereof, the Reporting Persons may be deemed to have beneficial ownership over shares of Common Stock as set forth below, and each such Reporting Person has sole voting and dispositive power with respect to all shares shown as being beneficially owned by him, except as otherwise indicated.

(i)    Mr. Tutor may be deemed to have beneficial ownership of 9,706,375 shares of Common Stock, or 20.4%, with respect to which Mr. Tutor has sole voting power and sole dispositive power over 8,173,120 of such shares.

Mr. Tutor may be deemed to have beneficial ownership of 8,173,120 shares of Common Stock owned by the SPT.  Mr. Tutor is the sole beneficiary and trustee of the SPT.  The shares that Mr. Tutor may be deemed to beneficially own also include 1,533,255 shares of Common Stock owned by the DT, of which Mr. Tutor’s issue are the beneficiaries. John Barrett is trustee with sole voting and dispositive power with respect to the Common Stock held by the DT.  Mr. Tutor is the trust advisor to the DT, in which position Mr. Tutor has sole discretion to remove and replace the trustee, as well as the sole authority to reacquire or exchange the property of the DT, including the Common Stock, by substituting property of equal value.

(ii)   The SPT may be deemed to have beneficial ownership of 8,173,120 shares of Common Stock, or 17.2%.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the SPT that it is the beneficial owner of any of the Common Stock held by the DT referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(iii)   The DT may be deemed to have acquired beneficial ownership of 1,533,255 shares of Common Stock, or 3.2%.  The DT has sole or shared voting or dispositive power with respect to such shares of Common Stock; however, the trust advisor to the Reporting Person retains the authority to reacquire the Common Stock from the DT.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the DT that it is the beneficial owner of any of the Common Stock held by the SPT referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)

Transactions in the Common Stock effected by the Reporting Persons since Amendment No. 14 to this Schedule 13D was filed are described in Schedule A and incorporated herein by reference.

(d)

Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)

Not applicable.

CUSIP No. 901109 108	SCHEDULE 13D	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 20, 2012

RONALD N. TUTOR

/s/ William B. Sparks, attorney-in-fact
BY: WILLIAM B. SPARKS, ATTORNEY-IN-FACT

RONALD N. TUTOR SEPARATE
PROPERTY TRUST

/s/ William B. Sparks, attorney-in-fact
BY: WILLIAM B. SPARKS, ATTORNEY-IN-FACT

RONALD N. TUTOR 2009
DYNASTY TRUST

/s/ William B. Sparks, attorney-in-fact
BY: WILLIAM B. SPARKS, ATTORNEY-IN-FACT

SCHEDULE A

Party	Dates of Transactions	Number of Shares	Price Per Share	Nature of Transaction
Ronald N. Tutor Separate Property Trust	6/11/2012- 9/19/2012	481,200	$11.46**	Disposition of Common Stock pursuant to Rule 144*
Ronald N. Tutor	5/29/2012	150,000	$0***	Acquisition of Common Stock upon vesting of restricted stock units***
Ronald N. Tutor	5/29/2012	150,000	$0***	Disposition of Common Stock via gift to Ronald N. Tutor Separate Property Trust***
Ronald N. Tutor Separate Property Trust	5/29/2012	150,000	$0***	Acquisition of Common Stock via gift from Ronald N. Tutor***

* Sales above have also previously been reported on three Form 4 filing as required pursuant to Section 16 of the Securities Exchange Act of 1934.
** Price per share reported is a weighted average price. The shares were sold in multiple transactions as disclosed in the Form 4 filings discussed above.
*** Shares were acquired upon vesting of restricted stock units, which were awarded in May 2009, and subject to the achievement of an established performance target for the Company’s fiscal year 2011. The transaction had also been previously reported on a Form 4 filing as required pursuant to Section 16 of the Securities Exchange Act of 1934